Exhibit 77D

Artisan Funds, Inc.
1940 Act File No. 811-8932
Report on Form N-SAR for the period ended September 30, 2009
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Sub-Item 77D:     Policies with respect to security investments
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Effective July 15, 2009, Artisan Emerging Markets Fund, Artisan International
Small Cap Fund, Artisan Mid Cap Fund, Artisan Mid Cap Value Fund, Artisan Small Cap Fund and Artisan Small Cap Value Fund will notify their respective shareholders at least 60 days prior to any change in their respective policies as follows:

     Artisan Emerging Markets Fund may not, under normal circumstances, invest less than 80% of its net assets plus any borrowings for investment purposes at market value at the time of purchase in equity securities of issuers domiciled, headquartered or whose primary business activities or principal trading markets are emerging markets.

     Artisan International Small Cap Fund may not, under normal circumstances, invest less than 80% of its net assets plus any borrowings for investment purposes at market value at the time of purchase in common stocks and other equity securities of small non-U.S. companies.

     Artisan Mid Cap Fund and Artisan Mid Cap Value Fund may not, under normal circumstances, invest less than 80% of its net assets plus any borrowings for investment purposes at market value at the time of purchase in common stocks of medium-sized companies.

     Artisan Small Cap Fund and Artisan Small Cap Value Fund may not, under normal circumstances, invest less than 80% of its net assets plus any borrowings for investment purposes at market value at the time of purchase in common stocks of small companies.